United States

Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of OCTOBER 2026	Commission File Number 001-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo in Colle, Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

1

Natuzzi Announces Financial Results for the Second Quarter of 2026

2Q 2026: Highlights

▪
Total net sales amounted to €60.0 million, compared to €78.3 million in 2Q 2025, reflecting a persistently challenging business environment.
▪
Gross margin at 29.6% of revenue, compared to 34.0% in 2Q 2025, primarily due to a less efficient absorption of fixed costs from lower delivered sales.
▪
Operating loss of €10.0 million, compared to an operating loss of €2.7 million in 2Q 2025.
▪
As of June 30, 2026, we held €18.9 million in cash.
▪
Preliminary agreement signed in September with a third-party for the disposal of a non-strategic industrial asset located in Italy.
▪
Store traffic and written orders remain below management expectations, reflecting a persistently challenging market environment that continues to weigh on consumer demand. These trends could continue to adversely affect the Group’s results of operations.
▪
Review of the NYSE delisting determination expected to be concluded by the end of the year.
▪
Majority shareholder contributed €3.0 million to the Company in October 2026 as an advance payment toward a future capital increase (versamento in conto futuro aumento di capitale) and remains available to provide up to an additional €5.0 million in financial support, subject to the applicable corporate and procedural requirements in the framework of the out-of-court restructuring proceeding (Composizione Negoziata della Crisi) currently involving the Company.
▪
Board of Directors appointed Mr. Aldo Uva in the role of Chief Executive Officer (“CEO”) effective from October 26, 2026. Mr. Pasquale Natuzzi confirmed as Chairman of the Board of Directors.

*****

Santeramo in Colle (BA), October 21, 2026 – Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reports its unaudited financial information for the second quarter ended June 30, 2026.

Pasquale Natuzzi, Chairman of the Company’s Board of Directors, commented: “The first-half 2026 results reflect a further deterioration of the challenges that had already emerged in 2025, amid an increasingly difficult business environment, an inefficient production allocation, and a fixed-cost structure that remains oversized.

2026 Second Quarter Results - page 1

Significantly lower volumes and the resulting underutilization of our plants, together with the low marginality associated with relocating Natuzzi Editions production for the North American market from China to Italy, and our still-significant overhead base, led to a 4.4 percentage-point decline in industrial margin and an operating loss of €10.0 million in the quarter, adversely affecting our cash generation.

Our detailed review of these results enabled management to identify the key drivers of the operating loss and shape a comprehensive Restructuring Plan to recover efficiency. The Plan includes i) the transfer—completed in July—of Natuzzi Editions production for North America from Italy to Romania, which is expected to contribute to margin improvement; ii) the consolidation of our Italian manufacturing footprint from five plants to two, aimed at reducing fixed costs and inter-site logistics expenses; and iii) a staff rationalization program through a combination of early retirement agreements and incentive measures. These initiatives are already underway, and the first meaningful benefits are currently expected to begin emerging in the last part of the year.

The Restructuring Plan also includes the disposal of assets that are no longer strategic to the Company’s core business. At the end of September, the Company entered into a preliminary agreement for the sale of one of its local manufacturing facilities. The financial effects of such preliminary agreement are expected to be reflected in the Company’s results for the next quarter, subject to completion of the transaction. Furthermore, we continue to review the Group’s store network aimed at optimizing the retail footprint and reducing losses through targeted store disposals and selective early closures, in addition to certain lease renegotiations.

Discussions with the trade unions are continuing in a constructive manner, with the aim of identifying effective and sustainable solutions to facilitate an orderly workforce restructuring. However, certain differences that emerged during the first half of the year delayed the implementation of specific measures and, consequently, the realization of the related efficiency improvements and cost savings in the period.

Given the significant financial resources required to implement the Restructuring Plan, strengthening the Company’s capital structure remains a priority. As majority shareholder, in order to support the Company’s near-term funding needs and its ongoing restructuring initiatives, on October 14, 2026 I contributed €3.0 million to the Company as an advance payment toward a future capital increase (versamento in conto futuro aumento di capitale), and I remain available to provide up to an additional €5.0 million in financial support, subject to the applicable corporate and procedural requirements in the framework of the out-of-court restructuring proceeding (Composizione Negoziata della Crisi) currently involving the Company.

2026 Second Quarter Results - page 2

In parallel with the reorganization of our operations, we continue to advance commercial initiatives aimed at generating new business opportunities. The Fall 2026 edition of High Point Market, one of the leading events for the American furniture industry, will provide an opportunity to reaffirm our commitment to this key market. At ‘Casa Italia’, Natuzzi Italia and Natuzzi Editions will showcase two distinctive interpretations of contemporary living. Natuzzi Italia will engage with architects, interior designers and developers, while Natuzzi Editions will introduce products inspired by American lifestyles and preferences. Together, our brands intend to build deeper, long-term relationships with business partners and industry professionals, leveraging their distinctive identities and continued innovation.

Lastly, I am pleased that the Board of Directors has appointed Aldo Uva as Chief Executive Officer to lead the Company through this critical phase of transformation, effective from October 26, 2026. Following a rigorous selection process, the Board concluded that Aldo’s extensive international leadership and turnaround experience make him the right executive to guide Natuzzi’s transition.

The Board and management fully recognize the scale and urgency of the actions required. The measures outlined in the Restructuring Plan are intended to optimize the Company’s industrial footprint, strengthen margins, establish a more sustainable fixed-cost structure and secure the financial resources necessary to support the transformation. The Board is confident that, under Aldo’s leadership, these initiatives should position Natuzzi to advance its transformation agenda and pursue disciplined execution toward sustainable, profitable growth and long-term value creation.”

Aldo Uva, Chief Executive Officer of the Natuzzi Group, commented: “I would like to thank the Board of Directors and the Natuzzi family for the trust they have placed in me by entrusting me with the leadership of such an iconic Italian company.

I take on this responsibility with a clear understanding of the scale and complexity of the challenges ahead. Natuzzi stands at a turning point in its history. There are no shortcuts: the transformation we envisage is expected to be far-reaching and demanding and may require difficult decisions. Rebuilding a sustainable and successful business will take time, determination and the collective commitment of all stakeholders.

I firmly believe in the strength of Natuzzi's heritage, its brands and people, and in the potential to build a new chapter in the Company's history.

My commitment is to lead this transformation with a clear vision, realism, transparency and a strong sense of accountability. Our approach will be grounded in facts, disciplined execution and measurable progress. Following a rigorous assessment of the business and its opportunities, we expect to share a clear and credible transformation roadmap. While the

2026 Second Quarter Results - page 3

timing and outcomes of this process will depend on a range of internal and external factors, our objective is to establish a stronger foundation for Natuzzi’s long-term sustainability.”

*****

Update on the Company’s request for review of the NYSE delisting determination. As previously announced, on September 10, 2026, the Company requested that the Committee for Review of the New York Stock Exchange Regulatory Oversight Committee (the “Committee”) review the determination by the Staff of the New York Stock Exchange to delist Natuzzi’s American Depositary Shares. By letter dated September 15, 2026, the Company was informed that, in accordance with Section 804.00 of the NYSE Listed Company Manual, the hearing for such review will take place on December 17, 2026. Pending the Committee’s final determination, trading in the Company’s ADSs remains suspended on the NYSE. The Company does not currently intend to terminate its ADS facility. Furthermore, as anticipated, in the event of delisting from the NYSE, the Company’s ADSs may trade in the over-the-counter market or on any successor or alternative trading venue, subject to the filing of any required applications, although no assurance can be given that any such applications will be made, if made, that they will be granted, or that an active market for the ADSs will be maintained. The Company confirms that it intends to take all appropriate steps to protect the interests of its shareholders and preserve access to the U.S. capital markets. The Company will promptly inform the market of any material developments.

*****

2026 SECOND QUARTER

CONSOLIDATED REVENUE

Consolidated revenue for 2Q 2026 amounted to €60.0 million, compared to €78.3 million in 2Q 2025, mainly as a result of a persistently challenging business environment.

Sales from upholstered and other home furnishings products amounted to €58.2 million, compared to €75.5 million in 2Q 2025.

Revenues from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business: i) Branded/Unbranded Business; ii) Key Markets; iii) Distribution.

2026 Second Quarter Results - page 4

I)
Branded/Unbranded business

The Group operates in the branded business (with Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and the unbranded business, the latter dedicated to large-scale distribution.

The table below sets out the contribution of each brand in terms of invoiced sales for 2Q 2026:

	2Q 2026	2Q 2025	Delta €	Delta %
Natuzzi Italia	22.2	28.8	-6.6	-22.8%
Natuzzi Editions	27.2	34.3	-7.1	-20.8%
Divani&Divani by Natuzzi	7.1	8.3	-1.2	-14.5%
Unbranded	1.7	4.1	-2.4	-58.2%
Total	58.2	75.5	-17.3	-22.9%

Figures in €/million, except percentages.

II)
Key Markets

Below is a breakdown of upholstery and home-furnishings invoiced sales for 2Q 2026, compared to 2Q 2025, according to the following geographic areas.

	2Q 2026	2Q 2025	Delta €	Delta %
North America	17.3	25.4	-8.1	-31.7%
Greater China	3.8	6.0	-2.2	-36.8%
West & South Europe	19.2	22.2	-3.0	-13.4%
Emerging Markets	9.3	12.4	-3.1	-25.1%
Rest of the World*	8.6	9.5	-0.9	-9.8%
Total	58.2	75.5	-17.3	-22.9%

Figures in €/million, except percentages.

* Includes South and Central America, Rest of APAC.

III)
Distribution

As of June 30, 2026, the Group distributed its branded collections in 98 countries, according to the following table.

	Direct Retail	FOS**	Total retail stores As at June 30, 2026
North America	22(1)	9	31
Greater China	13(2)	201	214
West & South Europe	27	91	118
Emerging Markets	─	79	79
Rest of the World*	4	84	88
Total	66	464	530

(1) Included 3 Directly Operated Stores (DOS) in the U.S. managed in joint venture with a local partner. Since the Natuzzi Group does not have full control over each of these DOS, we consolidate only the sell-in from such DOS.

2026 Second Quarter Results - page 5

(2) All directly operated by our joint venture in China. Since the Natuzzi Group owns a 49% stake in the joint venture and does not control it, we consolidate only the sell-in from such DOS.

* Includes South and Central America, Rest of APAC.

** FOS = Franchise stores managed by independent partners.

Below is a breakdown of upholstery and home-furnishings invoiced sales for 2Q 2026, compared to 2Q 2025, according to distribution channels.

	2Q 2026	2Q 2025	Delta €	Delta %
Retail DOS	13.6	17.4	-3.8	-21.4%
Retail FOS	23.6	31.1	-7.5	-24.0%
Contract	0.5	1.7	-1.2	-70.6%
Wholesale Gallery	16.6	20.5	-3.9	-19.1%
Wholesale (Free market)	3.9	4.8	-0.9	-19.0%
Total	58.2	75.5	-17.3	-22.9%

Figures in €/million, except percentages.

GROSS MARGIN

Gross Profit as a percentage of revenue (“gross margin”) was 29.6% in 2Q 2026, compared to 34.0% in 2Q 2025. Gross margin was adversely affected primarily by lower delivered sales in the quarter, resulting in a less efficient absorption of industrial fixed costs. Price list adjustments and a more favorable brand sales mix partially offset the pressure on gross margin from lower sales volumes.

During 2Q 2026, consumption of raw materials as a percentage of revenue was 38.4%, compared to 35.4% in 2Q 2025.

In 2Q 2026, industrial labor cost was €15.8 million, or 26.4% of revenue, compared to €19.4 million, or 24.8% of revenue, in 2Q 2025. Despite the year-over-year reduction in euro terms, mainly concentrated in Italy, labor cost as a percentage of revenue increased due to lower delivered sales.

“Other industrial costs” amounted to €3.4 million, compared to €4.5 million in 2Q 2025. The decrease was mainly attributable to lower depreciation (a €0.2 million reduction in the quarter) following the impairment of non-financial assets recognized at the end of 2025, as well as generalized cost reductions associated with lower production volumes in 2Q 2026.

OPERATING EXPENSES

2026 Second Quarter Results - page 6

During 2Q 2026, operating expenses, which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables, totaled €27.7 million, or 46.2% of revenue, compared to €29.3 million, or 37.5% of revenue in 2Q 2025.

Within ‘Selling expenses’, the Company recorded: a €1.1 million decrease in transportation costs and a €0.4 million decrease in sales commissions—both reflecting lower revenue; and a €0.6 million decrease in depreciation, following the rationalization of our direct retail network and the impairment of non-financial assets recognized at the end of 2025, in addition to a generalized reduction in discretionary expenses. Salaries remained stable, as savings generated by cost-reduction measures at the Company’s commercial subsidiaries were offset by a €0.5 million accrual related to planned workforce reductions in Italy. Furthermore, we recorded a €0.8 million increase in trade duties on goods manufactured in Europe and delivered to North America, and a €0.3 million increase in impairment related to our retail operations. Lastly, during the quarter, we received €1.6 million in tariff refunds from U.S. Customs and Border Protection following a U.S. Supreme Court decision in early 2026 that invalidated certain tariffs previously imposed under the International Emergency Economic Powers Act of 1977 ("IEEPA").

Within ‘Administrative expenses’, the Company recorded a €0.5 million decrease in salaries, a €0.4 million decrease in depreciation, following the impairment of non-financial assets recognized at the end of 2025, as well as a generalized reduction in discretionary expenses.

“Other income” was €0.6 million in 2Q 2026, compared with €3.8 million in 2Q 2025. The prior-year amount included a €2.8 million capital gain from the sale of a plot of land in Romania and €0.6 million in photovoltaic incentives and income. No photovoltaic-related income was recognized in 2Q 2026 as the disposal of the photovoltaic asset in Italy was completed in the first quarter of 2026.

NET FINANCE INCOME/COSTS

Net Finance costs were €2.4 million, compared to Net Finance costs of €3.2 million in 2Q 2025.

2026 FIRST HALF KEY RESULTS (vs the same period in 2025, unless otherwise specified)

During the first half of 2026, the Company reported the following results:

―
Total revenue of €119.5 million, compared to €156.4 million in 2025, reflecting a persistently challenging business environment.
―
Gross margin at 31.2% compared to 34.1% in 2025, primarily due to a less efficient absorption of fixed costs from lower delivered sales.

2026 Second Quarter Results - page 7

―
Depreciation and amortization for the period, which also includes the depreciation of right-of-use assets under operating leases recognized in cost of sales and in selling and administrative expenses, amounted to €8.7 million (€10.6 million in 2025).
―
Operating loss of €12.0 million, compared to an operating loss of €3.5 million in 2025.
―
Net Finance costs were €5.3 million, (net finance costs of €6.1 million in 2025).
―
Loss after tax for the period was €19.0 million, compared to a loss after tax of €10.0 million in 2025.

CASH FLOW AND BALANCE SHEET

As of June 30, 2026, we held €18.9 million in cash, compared to €20.3 million as at December 31, 2025. The difference in cash during the period is the result of the following:

─
Net cash used in the operating activities of -€7.0 million;
─
Net cash provided by investing activities of +€7.4 million, which includes proceeds of €7.1 million from the sale of the photovoltaic assets located in Italy, and €0.6 million of government grants;
─
Net cash used in financing activities of -€2.3 million;
─
Effect of movements in exchange rates on cash equal to +€0.7 million;
─
Net cash from bank-overdraft repayable on demand of -€0.2 million.

As of June 30, 2026, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of -€25.9 million, compared to -€32.2 million as of December 31, 2025.

2026 Second Quarter Results - page 8

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the second quarter of 2026 and 2025 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Second quarter ended on		Change	Percentage of revenue
	30-Jun-26	30-Jun-25%		30-Jun-26	30-Jun-25
Revenue	60.0	78.3	-23.3%	100.0%	100.0%
Cost of Sales	(42.3)	(51.6)	-18.2%	-70.4%	-66.0%
Gross profit	17.8	26.6	-33.3%	29.6%	34.0%
Other income	0.6	3.8		1.0%	4.8%
Selling expenses	(19.1)	(22.9)	-16.6%	-31.9%	-29.3%
Administrative expenses	(8.7)	(9.9)	-11.6%	-14.6%	-12.6%
Impairment on trade receivables	0.0	—		0.0%	0.0%
Other expenses	(0.5)	(0.3)		-0.8%	-0.4%
Operating profit/(loss)	(10.0)	(2.7)		-16.6%	-3.4%
Finance income	0.1	0.1		0.2%	0.1%
Finance costs	(1.9)	(2.3)		-3.2%	-3.0%
Net exchange rate gains/(losses)	(0.6)	(0.9)		-1.0%	-1.2%
Net finance income/(costs)	(2.4)	(3.2)		-3.9%	-4.1%
Share of profit/(loss) of equity-method investees	(1.7)	0.1		-2.8%	0.1%
Profit/(Loss) before tax	(14.0)	(5.8)		-23.3%	-7.4%
Income tax expense/(benefit)	(0.3)	(0.1)		-0.5%	-0.2%
Profit/(Loss) for the period	(14.3)	(5.9)		-23.9%	-7.6%
Profit/(Loss) attributable to:
Owners of the Company	(14.2)	(6.0)
Non-controlling interests	(0.1)	0.1

2026 Second Quarter Results - page 9

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the six months of 2026 and 2025 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Six months ended on		Change	Percentage of revenue
	30-Jun-26	30-Jun-25%		30-Jun-26	30-Jun-25
Revenue	119.5	156.4	-23.6%	100.0%	100.0%
Cost of Sales	(82.2)	(103.1)	-20.3%	-68.8%	-65.9%
Gross profit	37.3	53.3	-29.9%	31.2%	34.1%
Other income	7.2	6.6		6.1%	4.2%
Selling expenses	(38.4)	(43.0)	-10.7%	-32.1%	-27.5%
Administrative expenses	(17.6)	(19.9)	-11.7%	-14.7%	-12.7%
Impairment on trade receivables	0.0	(0.0)		0.0%	0.0%
Other expenses	(0.6)	(0.3)		-0.5%	-0.2%
Operating profit/(loss)	(12.0)	(3.5)		-10.0%	-2.2%
Finance income	0.4	0.3		0.4%	0.2%
Finance costs	(4.0)	(4.5)		-3.3%	-2.9%
Net exchange rate gains/(losses)	(1.8)	(1.9)		-1.5%	-1.2%
Net finance income/(costs)	(5.3)	(6.1)		-4.4%	-3.9%
Share of profit/(loss) of equity-method investees	(1.4)	(0.1)		-1.1%	-0.1%
Profit/(Loss) before tax	(18.6)	(9.7)		-15.6%	-6.2%
Income tax expense/(benefit)	(0.4)	(0.3)		-0.3%	-0.2%
Profit/(Loss) for the period	(19.0)	(10.0)		-15.9%	-6.4%
Profit/(Loss) attributable to:
Owners of the Company	(18.6)	(10.1)
Non-controlling interests	(0.5)	0.1

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)
	30-Jun-26	31-Dec-25
ASSETS
Non-current assets	139.5	146.9
Current assets	115.9	122.0
TOTAL ASSETS	255.3	268.9

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	18.2	23.0
Non-controlling interests	2.7	2.9
Non-current liabilities	94.3	98.7
Current liabilities	140.2	144.3
TOTAL EQUITY AND LIABILITIES	255.3	268.9

2026 Second Quarter Results - page 10

Natuzzi S.p.A. and Subsidiaries
Reconciliations between Net Financial Position and the most directly comparable measures under IFRS (Expressed in millions of Euro)
	30-Jun-26	31-Dec-25
Cash and cash equivalents	18.9	20.3
Less:
Bank overdrafts and short-term borrowings	21.3	22.2
Current portion of long-term borrowings	6.1	7.3
Long-term borrowings	17.3	23.1
Net Financial Position before lease liabilities	(25.9)	(32.2)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	30-Jun-26	31-Dec-25

Net cash provided by (used in) operating activities	(7.0)	(4.5)
Net cash provided by (used in) investing activities	7.4	2.8
Net cash provided by (used in) financing activities	(2.3)	1.4
Increase (decrease) in cash and cash equivalents	(1.9)	(0.3)
Cash and cash equivalents, beginning of the year	16.1	17.0
Effect of movements in exchange rates on cash held	0.7	(0.6)
Cash and cash equivalents, end of the period	14.9	16.1

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	30-Jun-26	31-Dec-25
Cash and cash equivalents in the statement of financial position	18.9	20.3
Bank overdrafts repayable on demand	(4.0)	(4.2)
Cash and cash equivalents in the statement of cash flows	14.9	16.1

**********

CONFERENCE CALL

The Company will host a conference call on Thursday, October 22, 2026, at 10.00 a.m. U.S. Eastern time (16:00 CET) to discuss financial information.

To join the conference call, interested persons will need to either:

i)
dial-in the following number:

Toll/International: +1-201-493-6703, then passcode 39252103#,

or

ii)
click on the following link: https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have the option to listen via phone after registering to the link.

**********

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any such securities have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

2026 Second Quarter Results - page 11

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of any future epidemic), consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine, the Israel-Hamas war and other conflicts in the Middle East, the inflationary environment and potential increases in interest rates and energy prices, as well as protectionist trade policies, tariffs and related retaliatory measures. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Use of non-GAAP Measures

This press release discusses Net Financial Position, which is a non-IFRS measure used by management internally and constitutes a non-GAAP financial measure defined in accordance with U.S. Securities and Exchange Commission rules and regulations. We believe that Net Financial Position provides useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. Reconciliations between Net Financial Position and the most directly comparable measures under IFRS are provided in this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of June 30, 2026, Natuzzi distributes its collections worldwide through a global retail network of 530 monobrand stores, in addition to Natuzzi galleries and curated placements within larger, multi-brand environments. Natuzzi products embed the finest spirit of Italian design and the unique craftsmanship of "Made in Italy”, with a predominant part of its production taking place in Italy. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

For information:

Natuzzi Investor Relations: Piero Direnzo | pdirenzo@natuzzi.com

Natuzzi Corporate Communication: Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

2026 Second Quarter Results - page 12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	October 21, 2026	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi

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